Exhibit 20.1

         MSGI Amends Warrant Agreement With GE Capital Business Editors

NEW YORK--(BUSINESS WIRE)--August 31, 1999--Marketing Services Group, Inc. (Nasdaq: MSGI), an integrated marketing and Internet services industry leader, today announced that they have signed an amendment to the December 24, 1997 warrant with GE Capital to extend the deadline for a secondary offering for which MSGI is obligated to register shares held by GE Capital for resale from December 31, 1999 to April 30, 2000. Provided MSGI consummates a qualified secondary offering or a qualified private placement, no later than April 30, 2000, pursuant to which GE Capital has the ability to sell 1,766,245 shares, the original warrant to purchase 10,670,000 shares of common stock will be cancelled and replaced with a new warrant to purchase 300,000 shares of our common stock.

Jeremy Barbera, Chairman & CEO of MSGI stated, "GE Capital who has been both a loyal shareholder and client of the Company has eliminated the pressure to complete a secondary offering by calendar year end. We can now spend the rest of the year concentrating on the execution of our business model and plan for a secondary offering sometime next year."

About MSGI
Marketing Services Group, Inc. is a leader in the Internet and marketing services industries. MSGI's revenues have grown from $16 million in fiscal 1996 to in excess of $100 million on an annualized basis. GE Capital is the owner of a 22 percent stockholder position in MSGI and CMGI is the owner of a 10 percent stockholder position in MSGI.

MSGI is organized into two business divisions: the Internet Group and the Marketing Services Group. The Internet Group's mission is to acquire, invest in and incubate Internet companies. Its preliminary focus is on WiredEmpire, and its Marketing Agent technology. MSGI plans to expand into other strategic areas. The MSGI Internet Group provides Internet marketing, e-commerce applications, Web development and hosting, online ad sales and consulting. Its Marketing Services Group provides strategic planning, direct marketing and database marketing, telemarketing and telefundraising, media planning and buying and fulfillment. Through this business segment, MSGI will continue to grow by leveraging the synergies it has across all its companies in marketing, technology, and capabilities.

Thousands of clients worldwide are provided services by MSGI, which has offices throughout the United States and in London. Corporate headquarters are located at 333 Seventh Ave., New York, NY 10001. Telephone: 212-594-7688. Additional information is available on the company's Website: http://www.msginet.com. Matters discussed in this release include forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the companys reports to the Securities and Exchange Commission including it s 10-Q for the period ended March 31, 1999 and the annual report on Form 10-KSB for the year ended June 30, 1998.

CONTACT: MSGI
Jamie Shaber
Director, Corporate Services
212-594-7688
or
Morgen-Walke Associates
Andrea Kaimowitz/Cheryl Olson
Press: Eileen King/Stacey Reed
212-850-5600